Exhibit 6.1

NON-SECURED PROMISSORY TERM NOTE AGREEMENT

by and between Gregory Charles Bankston, as Borrower

and

UC Asset LP, or Assigns, as Lender

Dated as of September 30, 2016

NON-SECURED PROMISSORY NOTE AGREEMENT

U.S.$ 25,000.00

September 30th, 2016

1. Parties; Amount

FOR VALUE RECEIVED, the undersigned, Gregory Charles Bankston, a Georgia resident, with a mailing address of Olde Village Court, Dunwoody, GA 30338 (“Borrower”), promises to pay to the order of UC Asset LP, a Delaware limited partnership, with a mailing address of 2815 Colonnades Court, Ste. B, Peachtree Corners, Atlanta, Georgia 30070, or its assigns (“Lender”), the principal sum of Fifty Thousand and no/100 United States dollars (US$25,000.00), plus interests as defined hereinafter.

2. Interest Rate

Interest shall accrue at rate of zero point five percent (0.5%) per month, non- compound.

3. Payment Schedule

Borrower shall pay all outstanding principal and interest by the 30th date of September, 2017 (the “Due Date”).

4. Default

If any of the following events shall occur: the outstanding principal balance of this note together with accrued interest thereon shall, on demand by the holder of this note, be due and payable immediately:

1)	any amount owing under this note is not paid when due;

2)	a default under any other provision of this note or under any other agreement providing security for the payment of this note;

3)	a breach of any representation or warranty by the Borrower under this note or under any such other agreement;

4)	the filing of a petition under any bankruptcy, insolvency or similar law by Borrower;

5)	the filing of a petition under any bankruptcy, insolvency or similar law against Borrower and such petition not being dismissed within a period of thirty (30) days of the filing.

In each of the above cases, the holder shall give written notice of default to Borrower, and Borrower shall have five (5) days to cure any such default without penalty, and if cured, then this note shall not be deemed in default.

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5. Default Interest

Except as otherwise stated herein, the outstanding balance of any amount owing under this note which is not paid when due shall bear interest at the rate of a non-compound rate of 1% per month. This default interest rate shall be applied from the date of such default, for so long as the default is ongoing.

6. Usury Clause

Notwithstanding any other provision of this note, interest under this note shall not exceed the maximum rate permitted by law; and if any amount is paid under this note as interest in excess of such maximum rate, then the amount so paid will not constitute interest but will constitute a prepayment on account of the principal amount of this note. If at any time the interest rate under this note would, but for the provision of the preceding sentence, exceed the maximum rate permitted by law, then the outstanding principal balance of this note shall, on demand by the holder of this note, become and be due and payable.

7. Tax Gross Up

Should any such payment be subject to any tax, Borrower shall pay to the holder of this note such additional amounts as may be necessary to enable the holder to receive a net amount equal to the full amount payable hereunder. As used in this paragraph, the term “tax” means any tax, levy, impost, duty, charge, fee, deduction, withholding, turnover tax, stamp tax and any restriction or condition resulting in a charge imposed in any jurisdiction upon the payment or receipt of any amount under this note other than taxes on the overall net income of the holder under the laws of the State of Georgia and of the United States.

8. Expenses

Borrower agrees to pay on demand any expenses of collecting and enforcing this note and any collateral securing this note, including, without limitation, reasonable expenses and fees of legal counsel, court costs and the cost of appellate proceedings.

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9. Governing Law

This note and the obligations of Borrower shall be governed by and construed in accordance with the law of the State of Georgia, U.S.A., ignoring conflicts of law principles.

10. Prepayment

Borrower may prepay all or any portion of the principal of this note at any time and from time to time. Any such prepayment shall be applied first against interest due, and then against the principal due under this note.

11. Amendment; Etc.

This note may not be amended without the written approval of the Lender. The parties may execute this note in multiple counterparts, and a faxed or emailed signature shall be binding upon the party executing and faxing or emailing the same to the other party. This note is freely assignable by Lender or any subsequent holder. This note is not assignable by Borrower without the holder’s prior written consent. Any use of the defined term “Lender” and/or the word “holder” herein shall refer to the Lender as well as any subsequent holder, as applicable.

Borrower:

Gregory Charles Bankston

By:
(Himself)

Accepted by Lender:

UC Asset LP

By:
(Duly Authorized Corporate Officer)

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Letter of Payment Plan Agreement

Sept 30, 2017

TO: Gregory Charles Bankston
4848 Olde Village Ct
Dunwoody, GA 30338

Re: Payment Plan Agreement

This letter of agreement (“LOA”) confirms the agreement of UC Asset LP(“Lender”) with the above noted person, Gregory Charles Bankston(“Borrower”), in which the Borrower acknowledges his indebtedness to the Lender under the NON-SECURED PROMISSORY TERM NOTE AGREEMENT (the “Note”) between him and the Lender, dated as of Sept 30, 2016, which is attached to this LOA as schedule I. The total due amount under the Note , by and on the date of this LOA, equals to Twenty-Six Thousand and Five Hundred US dollars ($26500, the “Amount Due”). The Borrower hereby promises to pay the amount due in two installments as follows:

Total Amount Due:	Twenty-Six Thousand and Five Hundred US dollars ($26500), all interests and penalties included.

Payment Schedule:	Thirteen Thousand and Five Hundred US dollars ($13500) within 10 business days after the execution of this LOA; And
Thirteen Thousand US dollars ($13000) by the date of December 1st, 2017 (“Final Due Date”).

Notwithstanding the terms and conditions in the Note, no interest will accrue and no penalty will apply to the Amount Due before the Final Due Date. After the Final Due Date, a daily interest of 0.05% will apply on any unpaid amount due.

This LOA comes into effect as of the date first above written, and should supersede the attached Note (Schedule A). All terms and conditions in the Note that are not superseded by this LOA will continue to be in effect and binding.

Lender: UC Asset LP

By:
Xianghong Wu, Founder and Majority Owner
UCF Asset LLC, the General Partner of UC Asset LP

Accepted by: Borrower

By(Himself):